SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                                Xtra Corporation
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $0.50 Per Share
                          (Title of Class of Securities)

                                    984138107
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,635,617 shares, which constitutes approximately 12.4% of the 13,195,417 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. All other ownership percentages set forth herein assume that there are 13,187,200 shares outstanding unless otherwise stated.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 1,627,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,627,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,627,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 12.3%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 1,627,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,627,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,627,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 12.3%

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.
(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 1,627,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,627,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,627,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 12.3%

14.  Type of Reporting Person: CO
----------
(1)  Power is exercised through its President, William P. Hallman, Jr.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,627,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,627,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,627,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 12.3%

14.  Type of Reporting Person: IN
----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Portfolio J Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 1,627,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,627,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,627,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 12.3%

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 1,627,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,627,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,627,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 12.3%

14.  Type of Reporting Person: CO
----------
(1) Solely in its capacity as the sole general partner of Portfolio J Investors, L.P.

1.   Name of Reporting Person:

     Michael N. Christodolou

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     8,217 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1% (2)

14.  Type of Reporting Person: IN
----------
(1) Assumes the exercise of director options held by Mr. Christodolou to purchase 8,217 shares of Class A Common Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 13,195,417 shares of Class A Common Stock outstanding, which number includes options to purchase 8,217 shares of Class A Common Stock held by Mr. Christodolou.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 17, 1997, as amended by Amendment No. 1 dated January 29, 1998, as amended by Amendment No. 2 dated June 18, 1998, as amended by Amendment No. 3 dated January 27, 1999, as amended by Amendment No. 4 dated April 30, 1999 (the "Schedule 13D"), relating to the Class A Common Stock (the "Stock"), par value $.50 per share, of Xtra Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of
Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), William P. Hallman, Jr. ("WPH"), Portfolio J Investors, L.P., a Delaware limited partnership ("PJI"), Portfolio Associates, Inc., a Delaware corporation ("PA") and Michael N. Christodolou ("MNC"). TIF, TFI, TCM, WPH, PJI, PA and MNC are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:


                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, 201 Main Street          Director and Shareholder
 Jr.                Suite 2500                 of Kelly, Hart and
                    Fort Worth, Texas 76102    Hallman, P.C. ("KHH")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    Bass Enterprises
                                               Production Co. ("BEPCO")

     KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     WPH

     See answers above.

     PJI

     PJI is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PJI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of PJI, is set forth below.

     PA

     PA is a Delaware corporation, the principal business of which is serving as the sole general partner of PJI and other affiliated limited partnerships. The principal business address of PA, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PA are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, See answers above.       See answers above.
Jr.

W. R. Cotham        See answers above.       See answers above.


     MNC

     MNC's principal occupation or employment is serving as an investment executive of Barbnet Investment Co. ("Barbnet"). MNC's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

        TIF             Not Applicable         Not Applicable

        TFI             Not Applicable         Not Applicable

        TCM             Not Applicable         Not Applicable

        WPH             Not Applicable         Not Applicable

        PJI             Other (1)              $79,339,576.82

        PA              Not Applicable         Not Applicable

        MNC             Not Applicable         Not Applicable

        (1)     Contributions from partners.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        TIF

        Because of its position as the sole stockholder of PA, which is the sole general partner of PJI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,627,400 shares of the Stock, which constitutes approximately 12.3% of the outstanding shares of the Stock.

        TFI

        Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,627,400 shares of the Stock, which constitutes approximately 12.3% of the outstanding shares of the Stock.

        TCM

        Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,627,400 shares of the Stock, which constitutes approximately 12.3% of the outstanding shares of the Stock.

        WPH

        Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,627,400 shares of the Stock, which constitutes approximately 12.3% of the outstanding shares of the Stock.

        PJI

        The aggregate number of shares of the Stock that PJI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,627,400, which constitutes approximately 12.3% of the outstanding shares of the Stock.

        PA

        Because of its position as the sole general partner of PJI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,627,400 shares of the Stock, which constitutes approximately 12.3% of the outstanding shares of the Stock.

        MNC

        Because he holds director stock options to purchase 8,217 shares of the Stock, MNC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 8,217 shares of the Stock, which constitutes less than 0.1% of the 13,195,417 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

        TIF

        As the sole stockholder of PA, which is the sole general partner of PJI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,627,400 shares of the Stock.

        TFI

        As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,627,400 shares of the Stock.

        TCM
        As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,627,400 shares of the Stock.

        WPH

        As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PJI, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,627,400 shares of the Stock.

        PJI

        Acting through its sole general partner, PJI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,627,400 shares of the Stock.

        PA

        As the sole general partner of PJI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,627,400 shares of the Stock.

        MNC

        MNC has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

       (c) The Reporting Persons have effected no transactions in shares of the Stock during the past 60 days.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e)  Not Applicable.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 is hereby amended and restated in its entirety as follows:

       Exhibit 99.1 --   Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

       Exhibit  99.2  --   Voting Agreement dated June 18, 1998  between  Wheels
MergerCo LLC and Portfolio J Investors, L.P., (previously filed).

       Exhibit 99.3 --   Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

       Exhibit 99.4 --   Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (filed herewith).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:      October 20, 1999



                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President



                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President



                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation


                                     By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President




                                     PORTFOLIO J INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By: PORTFOLIO ASSOCIATES, INC.,
                                            a Delaware corporation,
                                            General Partner


                                     By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President



                                     PORTFOLIO ASSOCIATES, INC.,
                                     a Delaware corporation


                                     By: /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President



                                     /s/ William P. Hallman, Jr.
                                     WILLIAM P. HALLMAN, JR.


                                      /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                     MICHAEL N. CHRISTODOLOU(1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Michael N. Christodolou previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX


EXHIBIT                 DESCRIPTION


  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

   99.2 Voting Agreement dated June 18, 1998 between Wheels MergerCo LLC and Portfolio J Investors, L.P., previously filed.

  99.3 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.4 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.